Exhibit 1.

FOR IMMEDIATE RELEASE

February 4, 2003

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT & CEO, COMMUNITY TRUST BANCORP, INC., AT (606) 437-3294.

COMMUNITY TRUST BANCORP, INC. ANNOUNCES RETIREMENT OF TRUST SUBSIDIARY PRESIDENT

Community Trust Bancorp, Inc., (NASDAQ: CTBI) announced today that Ronald M. Holt, President of the Company's trust subsidiary, Community Trust and Investment Company, will retire effective February 11, 2003. The Company intends to fill this position as soon as possible.

Community Trust Bancorp, Inc., with assets of $2.5 billion, is headquartered in Pikeville, Kentucky, and has 69 banking locations across eastern and central Kentucky, and 5 banking locations in West Virginia.